Exhibit 99.85

CONSENT of QUALIFIED PERSON

Garth David Kirkham, P.Geo.

Kirkham Geosystems Ltd.

6331 Palace Place

Burnaby, British Columbia, V6E 1Z6

I, Garth David Kirkham, P. Geo., consent to the use of my name and of the technical reports titled (i) “NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia,” (ii) “NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia,” (iii) “NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia” and (iv) “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia,” each with an effective date of January 1, 2024, in the Registration Statement on Form 40-F of Santacruz Silver Mining Ltd. being filed with the U.S. Securities and Exchange Commission.

Dated this January 12, 2026.

“Garth David Kirkham”
Garth David Kirkham, P. Geo.